Exhibit 3.1

INHIBITOR THERAPUTICS, INC.

SCIENTIFIC ADVISORY BOARD CHARTER

Adopted October 13, 2023

I. GENERAL FUNCTION

The function of the Scientific Advisory Board (the “Scientific Advisory Board”) shall be to advise and make non-binding recommendations to the Board of Directors and senior management of Inhibitor Therapeutics, Inc., (the “Company”) with respect to matters relating to the business and operations of the Company, including to assist the Board in fulfilling the Board’s responsibilities in overseeing the Company’s research and development activities and to advise the Board with respect to strategic and tactical scientific issues. In support of this purpose, the objectives of the Committee are as follows:

•	To advise the Board regarding endorsement to current and planned research and development programs, validating timelines, budget and key milestones;

•	To advise the Board about the progress on the approved research and development activities;

•	To advise the Board regarding the scientific merit of compounds for licensing and acquisition opportunities;

•	To provide strategic advice regarding emerging science, therapeutic trends and foreseeable opportunities; and

•	To provide advice to the Company’s scientific team on aspects of the programs as requested.

In addition, the Chief Executive Officer (“CEO”) of the Company may, from time to time, request input or advice from the Advisory Board or its members with respect to the business or operations of the Company.

II. MEMBERSHIP

The Scientific Advisory Board shall have not fewer than three (3) members. The members shall be appointed by the Board of Directors and shall serve at the pleasure of the Board of Directors. The Board of Directors shall appoint one of the members of the Scientific Advisory Board as Chair of the Scientific Advisory Board. The Chair shall chair meetings of the Advisory Board, prepare agendas and lists of matters to be considered by the Scientific Advisory Board, and oversee the activities of the Advisory Board. The Company may also designate and assign membership to a subcommittee to address specific issues as they develop. Each member of the Committee shall have sufficient scientific and/or medical expertise to review and evaluate appropriately the Company’s clinical programs and research and development programs. By agreeing to become a member of the Scientific Advisory Board, each member shall certify to the Company that (i) membership on the Advisory Board, and the provision of services to the Company pursuant thereto, is not prohibited by any contract or other obligation to which such member is a party or pursuant to which such member is bound, (ii) such member is not obligated, pursuant to any contract or any fiduciary or other obligation to any other person or entity, to disclose to any person or entity any corporate opportunity that may come to the attention of the member by reason of his or her service on the Scientific Advisory Board.

III. MODE OF OPERATION

The Scientific Advisory Board shall hold such regular or special meetings as its members deem necessary or appropriate. on such dates and times as may be designated by the Chair, upon no less than ten (10) days’ notice, Meetings may be either in person, or held virtually or by conference telephone. Each member of the Scientific Advisory Board shall be reasonably available, upon the request of the CEO, to consult with the CEO, either on a formal or an informal basis, with respect to matters relating to the business and operations of the Company and may, at the request of the CEO, meet with other individuals or organizations relating to the business or operations of the Company.

The presence in person or by telephone/virtual conference of a majority of the Committee’s members shall constitute a quorum for any meeting of the Committee. All actions of the Committee will require (i) the vote of a majority of the members present at a meeting of the Committee at which a quorum is present, or (ii) a unanimous written consent of the members of the Committee then serving. Minutes of each meeting will be kept and all such minutes and actions by unanimous written consent will be distributed to each member of the Committee, members of the Board who are not members of the Committee and the Secretary of the Company. Neither the Scientific Advisory Board nor its members shall incur any obligations or liabilities to the Company or its members as a result of service on the Scientific Advisory Board. The Company shall have no obligation to adopt, or otherwise be bound to act upon, any recommendation of the Scientific Advisory Board or its members.

The Committee shall also have authority to pay, at the expense of the Company, ordinary administrative expenses that, as determined by the Committee, are necessary or appropriate in carrying out its duties.

IV. CONFIDENTIALITY

Unless expressly otherwise authorized by the Board of Directors or the CEO, the members of the Scientific Advisory Board shall treat all activities of the Advisory Board, and all matters discussed with the Board of Directors or senior management of the Company, either individually or as part of the Scientific Advisory Board, as strictly confidential, and the members of the Scientific Advisory Board may not use any such information personally or disclose any such information to others, except as may be required by law.

V. COMPENSATION AND EXPERTISE REIMBURSEMENTS

The members of the Scientific Advisory Board shall receive such compensation for their services in such capacities as the Board of Directors, in its sole and absolute discretion, shall deem proper. The members of the Scientific Advisory Board shall be entitled to reimbursement from the Company for all reasonable expenses incurred by them at the Company’s request in connection with their Scientific Advisory Board services upon the presentation to the Company of appropriate written documentation for such expenses; provided, however, that all expenses must be pre-approved by the Company to be eligible for reimbursement.